Exhibit 99.27

LOCK-UP AGREEMENT

This LOCK-UP AGREEMENT (this “Agreement”) is dated as of September 21, 2018, by and between High Street Capital Partners, LLC, a limited liability company incorporated under the laws of the State of Delaware (“Acreage”) and Michael Stein (“Shareholder”).

WHEREAS, Acreage desires to enter into a business combination agreement (the “Business Combination Agreement”) dated as of the date hereof, providing for, among other things, a reverse takeover transaction (the “Transaction”) pursuant to which Applied Inventions Management Corp. (the “Company”) will acquire a significant interest in Acreage in exchange for the issuance of certain shares in the capital of the Company to the current holders of Acreage securities in accordance with the provisions of the Business Combination Agreement;

WHEREAS to complete certain steps related to the Transaction and the listing of the resulting issuer’s subordinate voting shares (the “Listing”) on the Canadian Securities Exchange (the “CSE”), all as contemplated in the Business Combination Agreement, including inter alia the Reorganization, election of a new board of directors of the Company, the adoption of the New Incentive Plan, the approval of the Company’s shareholders is required (the “Shareholder Approval Matters”);

WHEREAS, Shareholder owns or has the right to vote certain Class A subordinate voting shares (the “Class A shares”) and certain Class B multiple voting shares (the “Class B Shares”) in the capital of the Company and certain securities convertible into or exchangeable for Class A Shares and/or Class B Shares each of which are identified on Exhibit A hereto (such Shares and convertible securities, together with any other Shares or options or other capital stock, stock option or other equity award, warrant, convertible debt or similar instrument of the Company now beneficially owned, controlled or directed by Shareholder, or that the Shareholder acquires beneficial ownership, control or direction of after the date hereof, being referred to herein as the “Shares”); and

WHEREAS, as a condition to its willingness to enter into the Business Combination Agreement, Acreage requires that the Shareholder enter into this Agreement.

NOW, THEREFORE, in consideration of the promises, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

Section 1. Agreement to Vote Shares. Prior to the Expiration Date (as defined in Section 7), at each meeting of shareholders of the Company, or at any adjournment or postponement thereof, or in connection with any written consent of all or any portion of the shareholders of the Company, Shareholder shall:

(a)       appear at each such meeting, in person or by proxy, and thereby cause the Shares to be counted as present thereat for purposes of calculating a quorum;

(b)       from and after the date hereof until the Expiration Date, vote (or cause to be voted), in person or by proxy, or deliver an executed written consent (or cause an executed consent to be delivered) with respect to, all the Shares entitled to be voted at any meeting of shareholders of the Company (whether acquired heretofore or hereafter) that are beneficially owned by Shareholder, or as to which Shareholder has, directly or indirectly, the right to vote or direct the voting, (i) in favour of each of the Shareholder Approval Matters; (ii) for any matter reasonably necessary for consummation of the Transaction and the Listing; and (iii) against any proposed action by the Company or any other person the result of which would be reasonably expected to impede, interfere with or delay the completion of the transactions contemplated by the Business Combination Agreement.

Section 2. Other Covenants of Shareholder. Prior to the Expiration Date, the Shareholder hereby agrees that, except for all such actions which are otherwise permitted hereunder, it shall:

(a)       not, directly or indirectly, exercise any securityholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Transaction or the Shareholder Approval Matters, including any dissent or appraisal rights or any similar rights available to the Shareholder in respect of the Transaction or the Shareholder Approval Matters;

(b)       not solicit, initiate, assist, knowingly encourage or otherwise facilitate (including by way of entering into any agreement, arrangement or understanding), any inquiry, proposal or offer relating to any transaction involving the Company or any of its assets other than as set out in the Business Combination Agreement;

(c)       not participate in any discussions or negotiations regarding any transaction involving the Company or any of its assets with any person other than discussions with Acreage regarding the matters set out in the Business Combination Agreement;

(d)       not directly or indirectly, support or vote in favour of any transaction involving the Company or accept or enter, deposit or tender into, or publicly propose to accept or enter, deposit or tender into, any letter of intent, agreement, arrangement or understanding related to any transaction, other than the Business Combination with Acreage;

(e)       not solicit proxies or become a participant in a solicitation in opposition to or competition with Acreage or the Company in connection with the Transaction and/or the Shareholder Approval Matters; and

(f)       not, directly or indirectly, take any other action of any kind which would reasonably be expected to reduce the likelihood of, or interfere with, the completion of the transactions contemplated in the Business Combination Agreement, including the approval and implementation of the Shareholder Approval Matters.

Section 3. No Inconsistent Agreements. Shareholder shall not enter into any voting agreement or grant a proxy or power of attorney with respect to the Shares that is inconsistent with Shareholder’s obligations under this Agreement.

Section 4. No Transfers. From and after the date hereof until the Expiration Date and except as contemplated by this Agreement or the Business Combination Agreement, Shareholder shall not, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by operation of law, in which case this Agreement shall bind the transferee, (b) the transfer of up to 2,000,000 Shares provided that the transferees (the “Shareholder’s Transferees”) shall sign and deliver a lock-up agreement substantially in the form of this Agreement prior to or upon such transfer, and (c) such transfers as Acreage may otherwise approve in writing, in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 4 shall be null and void.

Section 5. Representations and Warranties of Shareholder. Shareholder represents and warrants to Acreage as follows:

(a)       Shareholder has all requisite capacity and authority to enter into and perform his obligations under this Agreement.

(b)       This Agreement has been duly executed and delivered by Shareholder, and constitutes a valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity).

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(c)       The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

(d)       Shareholder is the beneficial owner of and has good title to all of the Shares set forth on Exhibit A hereto, and the Shares are so owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder has not granted an option or pre-emptive right to any person to acquire any of the Shares. Shareholder does not own, of record or beneficially, any shares of capital stock, or any options, convertible debt, warrants or other rights to acquire capital stock, of the Company other than the Shares. Shareholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement.

(e)       There is no claim, action, proceeding, or investigation pending or, to the knowledge of the Shareholder, threatened against or relating to the Shareholder before any court or governmental or regulatory authority or body and the Shareholder is not subject to any outstanding order, writ, injunction, or decree that, if determined adversely, would prohibit the Shareholder from performing his obligations hereunder.

(f)       Shareholder and the Shareholder’s Transferees will hold Shares representing a sufficient number of votes to approve each of the Shareholder Approval Matters (assuming all shareholders vote on the Shareholder Approval Matters).

(g)       Shareholder and the Shareholder’s Transferees will hold Shares of each class of issued and outstanding Shares representing a sufficient number of votes to approve each of the Shareholder Approval Matters (assuming all shareholders vote on the Shareholder Approval Matters).

Section 6. Specific Performance; Remedies; Attorney’s Fees. Shareholder acknowledges that it will be impossible to measure in money the damage to Acreage if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure Acreage will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that Acreage has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Acreage seeking or obtaining such equitable relief. Shareholder also agrees that if Shareholder fails to comply in any material respect with the obligations imposed by this Agreement, Shareholder shall pay to Acreage all reasonable costs and expenses (including attorneys’ fees) in connection with enforcing its rights under this Agreement.

Section 7. Term of Agreement; Termination. As used in this Agreement, the term “Expiration Date” shall mean the earlier of the mutual written agreement of the parties hereto or such date and time as the Business Combination Agreement shall be terminated in accordance with its terms. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

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Section 8. Alternative Form of Transaction. If Acreage determines that it is necessary or desirable to proceed with another form of transaction whereby the Compamy would acquire all or substantially all of the shares or all or substantially all of the assets of Acreage or a transaction that would result in substantially the same result as the Transaction, and that provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Business Combination Agreement (any such transaction, an “Alternative Transaction”), then the Shareholder shall support the completion of such Alternative Transaction. If any Alternative Transaction involves a meeting or meetings of the shareholders, the Shareholder shall vote in favour of any matters necessary or ancillary to the completion of the Alternative Transaction. In the event of any proposed Alternative Transaction, the references in this Agreement to the Transaction shall be deemed to be changed to “Alternative Transaction” and all provisions of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction.

Section 9. Further Agreements. By its execution of this Agreement (a) Shareholder acknowledges that he has been afforded the opportunity to consult with his legal and financial advisors with respect to its investment decision to execute this Agreement, and (b) Shareholder acknowledges that he has been afforded the opportunity to discuss the Business Combination Agreement with representatives of Company. Shareholder further acknowledges that he has otherwise investigated this matter to its full satisfaction and will not seek rescission or revocation of this Agreement or seek to withdraw or revoke any vote, irrevocable proxy or irrevocable instruction delivered by him or on behalf of any entity controlled by him in connection therewith.

Section 10. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provision hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party's anticipated benefits under this Agreement.

Section 12. Further Assurances. Shareholder shall, and shall cause any entity under his control and direction, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Acreage may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

Section 13. Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction.

Section 14. Jurisdiction. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the courts of the Province of Ontario or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of Canada located in the Province of Ontario, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that he or it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that he or it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the Province of Ontario or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of Canada located in the Province of Ontario, and (iv) to the fullest extent permitted by law, consents to service being made through the notice procedures set forth in this Agreement. Each of the parties hereto hereby agrees that, to the fullest extent permitted by law, service of any process, summons, notice or document by registered mail to the respective addresses set forth in this Agreement shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

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Section 15. Disclosure. The parties acknowledge and agree that (a) the terms of this Agreement may be publicly disclosed pursuant to the press release announcing the Transaction and pursuant to applicable securities law filings of the parties or the Company, and (b) this Agreement may be filed with applicable securities law filings. Each party, to the extent that such party is responsible for the press release or filing, shall ensure that the description of this Agreement in such press release or filing is accurate.

Section 16. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Acreage, to:

High Street Capital Partners, LLC
366 Madison Avenue, 11th Floor
New York, NY 10017

Attention: James Doherty, General Counsel
Email: j.doherty@acreageholdings.com

(b)	if to Shareholder, to:

1 Adelaide Street East, Suite 801
Toronto, Ontario

M5C 2V9

Attention: Michael Stein

Email: michael.stein@rogers.com

Section 17. Counterparts. This Agreement may be executed in any number of counterparts, and may be delivered originally, by facsimile or by Portable Document Format (“PDF”) and each such original, facsimile copy, or PDF copy, when so executed and delivered shall be deemed to be an original and all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

High Street Capital Partners, LLC
	By:	“James Doherty”
James Doherty
General Counsel

“Michael Dolphin”		“Michael Stein”
Witness Name:		Michael Stein

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EXHIBIT A

SHARES BENEFICIALLY OWNED BY SHAREHOLDER

Shares	Other Securities

20,337 subordinate voting shares	6,700,260 warrants (subordinate voting shares)

7,637,678 multiple voting shares	414,642 principal amount of convertible debenture (plus interest), convertible into approximately 8,292,840 subordinate voting shares and 8,292,840 warrants.

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